Exhibit 99.1

PyroGenesis Canada Inc.

Condensed

Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited)

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements for the period ended March 31, 2021

PyroGenesis Canada Inc.

Condensed Interim Statements of Financial Position
(unaudited)

	March 31, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash and cash equivalents [note 5]	26,274,344	18,104,899
Accounts receivable [note 6]	6,528,533	3,329,653
Costs and profits in excess of billings on uncompleted contracts and projects [note 7]	564,904	1,073,633
Investment tax credits and government wage subsidy receivable [note 8]	593,025	567,059
Current portion of deposits [note 10]	2,745,219	1,421,246
Current portion of royalties receivable	250,000	-
Contract assets	559,438	694,301
Other assets	2,957,890	145,996
Total current assets	40,473,353	25,336,787
Non-current assets
Deposits [note 10]	359,468	301,341
Strategic investments [note 9]	38,152,354	39,991,750
Property and equipment	2,992,274	2,529,570
Right-of-use assets	3,599,206	3,701,000
Royalties receivable	810,000	1,060,000
Investment tax credits receivable	-	705,316
Intangible assets	952,410	905,614
Total assets	87,339,065	74,531,378
Liabilities
Current liabilities
Accounts payable and accrued liabilities [note 11]	8,236,489	4,708,051
Billings in excess of costs and profits on uncompleted contracts and projects [note 12]	3,934,198	6,592,972
Current portion of term loans [note 13]	12,421	12,208
Current portion of lease liabilities	173,226	225,977
Total current liabilities	12,356,334	11,539,208
Non-current liabilities
Lease liabilities	2,760,230	2,762,565
Term loans [note 13]	100,191	100,499
Deferred income taxes	-	706,000
Total liabilities	15,216,755	15,108,272
Shareholders’ equity (deficiency) [note 14]
Common shares and warrants	76,017,965	67,950,069
Contributed surplus	11,398,715	10,480,310
Deficit	(15,294,370)	(19,007,273)
Total shareholders’ equity (deficiency)	72,122,310	59,423,106
Total liabilities and shareholders’ equity (deficiency)	87,339,065	74,531,378

Contingent liabilities, subsequent events [notes 21, 25]

Approved on behalf of the Board:

[Signed by P. Peter Pascali] P. Peter Pascali	[Signed by Robert Radin] Robert Radin

3

PyroGenesis Canada Inc.

Condensed interim Statements of Comprehensive Income (Loss)
(unaudited)

	Three months ended March 31,
	2021	2020
	$	$

Revenues [note 4]	6,264,503	718,908
Cost of sales and services [note 16]	4,121,493	451,494
Gross Profit	2,143,010	267,414
Expenses (income)
Selling, general and administrative [note 16]	3,725,435	1,276,593
Research and development	286,307	23,088
	4,011,742	1,299,681

Net loss from operations	(1,868,732)	(1,032,267)

Changes in fair market value of strategic investments [note 9]	5,634,722	(492,024)
Finance costs, net [note 17]	(53,087)	(232,736)

Net earnings (loss) before income taxes	3,712,903	(1,757,027)
Income taxes - current	706,000	-
Income taxes – deferred	(706,000)	-
Net income (loss) and comprehensive income (loss)	3,712,903	(1,757,027)
Earnings (loss) per share [note 18]
Basic	0.02	(0.01)
Diluted	0.02	(0.01)

The accompanying notes form an integral part of the condensed interim financial statements.

4

PyroGenesis Canada Inc.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficiency) (unaudited)

	Number of Common Shares	Class A common shares and warrants	Contributed Surplus	Equity portion of convertible debentures	Deficit	Total
		$	$	$	$	$
Balance - December 31, 2020	159,145,993	67,950,069	10,480,310	-	(19,007,273)	59,423,106

Share issued on exercise of stock options	11,000	10,315	(3,935)	-	-	6,380
Share issued on exercise of warrants and compensation options	5,344,549	8,057,581	-	-	-	8,057,581
Share-based payments	-	-	922,340	-	-	922,340
Net income and comprehensive income	-	-	-	-	3,712,903	3,712,903
Balance – March 31, 2021	164,501,542	76,017,965	11,398,715	-	(15,294,370)	72,122,310

Balance - December 31, 2019	141,303,451	47,073,243	6,679,730	401,760	(60,237,656)	(6,082,923)

Share issued on exercise of stock options	1,488,000	746,976	(300,576)	-	-	466,400
Share-based payments	-	-	70,867	-	-	70,867
Equity component of convertible debentures issued	-	-	-	98,422	-	98,422
Net loss and comprehensive loss	-	-	-	-	(1,757,027)	(1,757,027)
Balance – March 31, 2020	142,791,451	47,820,219	6,450,021	500,182	(61,994,683)	(7,224,261)

The accompanying notes form an integral part of the condensed interim financial statements.

5

PyroGenesis Canada Inc.

Condensed Interim Statements of Cash Flows
(unaudited)

	Three months ended March 31,
	2021	2020
	$	$
Cash flows provided by (used in)
Operating activities
Net loss	3,712,903	(1,757,027)
Adjustments for:
Share-based payments	922,340	70,867
Depreciation on property and equipment	76,317	10,056
Depreciation of right-of-use assets	101,794	89,365
Amortization of intangibles assets	6,780	6,813
Amortization of contract assets	134,863	-
Finance costs	53,087	232,736
Change in fair value of investments	(5,634,722)	492,024
	(626,638)	(855,166)
Net change in non-cash operating working capital items [note 15]	(6,008,484)	1,122,234
	(6,635,122)	267,068
Investing activities
Purchase of property and equipment	(549,576)	-
Purchase of intangible assets	(75,668)	-
Purchase of strategic investments	(3,392,184)	-
Disposal of strategic investments	10,866,302
Variation of deposits	-	(9,550)
	6,848,874	(9,550)
Financing activities
Repayment of term loan [note 10]	(2,973)	-
Repayment of convertible debenture [note11]	-	(354,000)
Repayment of lease liabilities	(55,086)	(34,618)
Proceeds from convertible loan [note 11]	-	903,000
Proceeds from issuance of shares upon exercise of stock options [note 12]	6,380	446,400
Proceeds from issuance of shares upon exercise of warrants and compensation options	8,057,581	-
Interest paid	(50,209)	(113,315)
	7,955,693	847,467
Net increase (decrease) in cash	8,169,445	1,104,985
Cash - beginning of period	18,104,899	34,431
Cash - end of period	26,274,344	1,139,416

Supplemental cash flow disclosure

Non-cash transactions:
Purchase of property and equipment included in accounts payables	177,193	102,071
Purchase of intangibles assets included in accounts payables	53,576	81,591
Interest included in accounts payable	-	32,614

The accompanying notes form an integral part of the condensed interim financial statements

6

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

1. Nature of operations and going concern disclosure

(a) Nature of operations

PyroGenesis Canada Inc. (the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and systems. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Exchange under the Symbol “PYR” and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “, and since March 11, 2021, on NASDAQ in the USA under the symbol “PYRNF”.

2. Basis of preparation

(a) Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These condensed interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020.

These condensed interim financial statements were approved and authorized for issuance by the Board of Directors on May 14, 2021.

(b) Functional and presentation currency

These condensed interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Basis of measurement

These financial statements have been prepared on the historical cost basis except for:

(i)	strategic investments which are accounted for at fair value,

(ii)	stock-based payment arrangements, which are measured at fair value on grant date pursuant to IFRS 2, Share-based Payment; and

(iii)	Lease liabilities, which are initially measured at the present value of minimum lease payments.

(d) Basis of consolidation

For financial reporting purposes, subsidiaries are defined as entities controlled by the Company. The Company controls an entity when it has power over the investee; it is exposed to, or has rights to, variable returns from its involvement with the entity; and it has the ability to affect those returns through its power over the entity.

7

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

2. Basis of preparation (continued)

In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.

Theses consolidated financial statements include the accounts of the Company and its subsidiary Drosrite International LLC. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of the CEO and controlling shareholder’s family and is deemed to be controlled by the Company. All significant transactions and balances between the Company and its subsidiary have been eliminated upon consolidation.

3. Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2020.

4. Revenues

Revenues by product line:

The Company’s revenues are generated primarily from PUREVAP™ related sales of $625,086 (2020 - $17,965), DROSRITE™ related sales of $2,740,725 (2020 -$474,432), the development and support related to systems supplied to the U.S. Military of $2,586,021 (2020 -$23,896), torch related sales of $195,221 (2020 – $87,944), and other sales and services of $117,450 (2020 - $114,671).

The following is a summary of the Company’s revenues for the three months ending March 31, by revenue recognition method:

	2021	2020
	$	$
Revenue from contracts with customers:
Sales of goods under long-term contracts	6,049,885	637,950
Sales of goods in point of time	214,618	59,995
Other revenues	-	20,963
	6,264,503	718,908

See note 30 for sales by geographic area.

Transaction price allocated to remaining performance obligations

8

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

4. Revenues (continued)

As at March 31, 2021, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $26,076,669. Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

5. Cash and cash equivalents

As at March 31, 2021, there are no restrictions on cash and cash equivalents. Cash and cash equivalents include the following components:

	March 31, 2021	December 31, 2020
	$	$
Cash	18,274,344	10,104,899
Guaranteed investment certificates	8,000,000	8,000,000
Cash and cash equivalents	26,274,344	18,104,899

Guaranteed investment certificates are instruments issued by Canadian financial institutions and include $3,000,000 bearing interest at a rate of 0.46% and $5,000,000 bearing interest at a rate of 0.53%. These instruments are redeemable without penalty 60 days and 30 days, respectively, from the date of acquisition and mature in February 2021 and December 2021.

6. Accounts receivable

Details of accounts receivable were as follows:

	March 31, 2021	December 31, 2020
	$	$

1 – 30 days	2,821,358	309,362
31 – 60 days	-	226,713
61 – 90 days	-	253,141
Greater than 90 days	565,748	218,008
Total trade accounts receivable	3,387,106	1,007,224
Unbilled trade receivables	2,435,408	1,132,911
Other receivables	28,283	931,041
Sales tax receivable	677,736	258,477
	6,528,533	3,329,653

There is no allowance for expected credit losses recorded as at March 31, 2021 and December 31, 2020.

9

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

7. Costs and profits in excess of billings on uncompleted contracts and projects

As at March 31, 2021, the Company had five uncompleted contracts and projects with total billings of $673,096 which were less than total costs incurred and had recognized cumulative revenue of $1,238,000 since those contracts and projects began. This compares with seven contracts with total billings of $8,378,093 which were less than total costs incurred and had recognized cumulative revenue of $9,451,726 as at December 31, 2020.

Changes in costs and profits in excess of billings on uncompleted contracts during the three months ended March 31, 2021 are explained by $5,193 recognized at the beginning of the year being transferred to accounts receivable, and $503,536 resulting from changes in the measure of progress.

8. Investment tax credits and government wage subsidy

As at March 31, 2021 investment tax credits related to qualifying projects from the provincial government were $26,649 (2020 - $131,871) and $Nil (2020 $1,058,017) of investment tax credits earned in prior years that met the criteria for recognition. The Company also recorded for the three months ended March 31, 2021 $1,183 (2020 - $18,420) of the investment tax credits against cost of sales and services, $17,967 (2020 - $1,141,468) against research and development expenses and $7,500 (2020 - $30,000) against selling general and administrative expenses.

9. Strategic investments

	March 31, 2021	December 31, 2020
	$	$

Beauce Gold Fields (“BGF”) shares – level 1	276,964	123,095
HPQ Silicon Resources Inc. (“HPQ”) shares - level 1	12,091,320	16,489,220
HPQ warrants – level 3	25,784,070	23,379,435
	38,152,354	39,991,750

Investments in HPQ (TSXV: HPQ) comprise 10,076,100 common shares (2020 - 18,450,000) and 25,844,600 warrants (2020 - 16,250,000). 16,250,000 warrants have an exercise price of $0.17 with an expiry date of August 21, 2021.

Investment in BGF (TSXV: BGF) consists of 1,025,794 of common shares. The 1,025,794 common shares of BGF were received in December 2018 as dividend in kind from a spinoff of HPQ.

10

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

9. Strategic investments (continued)

The change in strategic investments is summarized as follows:

	(“BGF”) shares – level 1		HPQ shares – level 1		(“HPQ”) Warrants - level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2019	1,025,794	133,354	18,450,000	1,476,000	17,750,000	-
Additions	-	-	7,887,000	3,395,742	5,200,000	560,000
Received in lieu of payment of services rendered	-	-	4,394,600	395,514	4,394,600	-
Exercised	-	-	1,500,000	540,000	(1,500,000)	(337,500)
Disposed	-	-	(17,241,400)	(10,798,056)	-	-
Change in the fair value	-	(10,259)	-	21,480,020	-	23,156,935
Balance, December 31, 2020	1,025,794	123,095	14,990,200	16,489,220	25,844,600	23,379,435
Additions	-	-	2,993,500	3,392,184	-	-
Disposed	-	-	(7,907,600)	(10,866,302)	-	-
Change in the fair value	-	153,869	-	3,076,218	-	2,404,635
Balance, March 31, 2021	1,025,794	276,964	10,076,100	12,091,320	25,844,600	25,784,070

As at March 31, 2021, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

Number of warrants	16,250,000	1,200,000	4,394,600	4,000,000
Date of issuance	Dec. 21, 2018	April 29, 2020	June 2, 2020	Sept. 3, 2020
Exercise price ($)	0.17	0.10	0.10	0.61
Assumptions under the Back Sholes model:
Fair value of the shares ($)	1.20	1.20	1.20	1.20
Risk free interest rate (%)	0.23	0.23	0.23	0.23
Expected volatility (%)	108.77	113.41	114.23	114.93
Expected dividend yield	0	0	0	0
Contractual remaining life (number of months)	5	25	26	29

As at March 31, 2021, a gain from initial recognition of warrants of $770,586 has been deferred off balance sheet until realized.

11

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

10. Deposits

	March 31, 2021	December 31, 2020
	$	$
Current portion:
Suppliers	2,745,219	1,421,246
Non-current portion:
Suppliers	1,312	1,099
Rent	358,156	300,242
Total non-current	359,468	301,341
Total Deposits	3,104,687	1,722,587

11. Accounts payable and accrued liabilities

	March 31, 2021	December 31, 2020
	$	$

Accounts payable	5,361,159	2,206,249
Accrued liabilities	2,060,704	1,701,554
Sale commissions payable ¹	728,059	731,671
Accounts payable to the controlling shareholder and CEO	73,253	68,577
Accounts payable to a trust beneficially owned by the controlling shareholder and CEO	13,316	-
	8,236,491	4,708,051

¹Sale commissions payable relates to the costs to obtain long-term contracts with clients.

12. Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $19,729,620 (2020 - $5,126,249).

Payments to date received were $21,713,818 and $1,950,000 of deposits on contract in progress (2020 - $7,752,228 in cash and $1,950,000 of other assets).

Changes in billings in excess of costs and profits on uncompleted contracts during the three months ended March 31, 2021 are explained by $3,080,993 recognized as revenue, and a decrease of $422,218 resulting from cash received excluding amounts recognized as revenue.

12

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

13. Term loans

	EDC Loan¹	Other Term Loans²	Other Term Loans	2019 SR&ED Tax Credit loan	2018 SR&ED Tax Credit loan	Total
	$	$	$	$	$	$
Balance, December 31, 2019	-	-	110,933	185,331	199,736	496,000
Additions	157,058	38,861	-	-	-	195,919
Conversion option	-	-	-	-	-	-
Financing costs	(83,119)	-	-	-	-	(83,119)
Accretion	1,861	-	4.267	40,902	14.264	61,294
Payments	-	(1,954)	(115,200)	(226,233)	(214,000)	(557,387)
Balance, December 31, 2020	75,800	36,907	-	-	-	112,707
Accretion	2,878	-	-	-	-	2,878
Payments	-	(2,973)	-	-	-	(2,973)
Balance, March 31, 2021	78,678	33,934	-	-	-	112,612
Less current portion	-	(12,421)	-	-	-	(12,421)
Balance, March 31, 2021	78,678	21,513	-	-	-	100,191

¹ maturing in 2027, non-interest bearing, payable in equal instalments from July 2023 to June 2027.

² maturing October 23, 2023, bearing interest at a rate of 6.95% per annum payable in monthly instalments of $1,200 secured by automobile (carrying amount of $36,702 as at December 31, 2020).

On March 5, 2020, the Company entered into a repayable contribution agreement up to $450,000 under the Regional Economic Growth through Innovation program from the Economic Development Agency of Canada (“EDC”). The contribution is repayable in 60 equal monthly instalments due and payable 24 months following the completion of the project. During the year ended December 31, 2020, the Company received contribution totaling $157,058. The loan was discounted using the effective interest method. The effective interest rate on the loan is 15%.

13

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

14. Shareholders’ equity (deficiency)

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of Class A common shares without par value.

Issuance of shares

The following table sets out the activity in stock options during the three months ended March 31, 2021:

	Number of options	Weighted average exercise price
		$
Balance – December 31, 2020	9,040,000	1.57
Granted	-	-
Exercised	11,000	0.58
Cancelled/Forfeited	5,000	4.41
Balance, March 31, 2021	9,024,000	1.57

As at March 31, 2021, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of stock options March 31, 2021	Exercise price per option	Expiry date
		$

September 25, 2016	3,000,000	0.18	Sep 25, 2021
November 3, 2017	2,409,000	0.58	Nov 3, 2022
May 10, 2018	250,000	0.52	May 10, 2023
July 3, 2018	300,000	0.51	July 3, 2023
October 29, 2018	70,000	0.52	Oct 29, 2023
September 29, 2019	200,000	0.51	Sep 29, 2024
January 2, 2020	100,000	0.45	Jan 02, 2025
July 16, 2020	2,445,000	4.41	July 16, 2025
October 26, 2020	250,000	4.00	Oct 26, 2025
	9,024,000	1.57

14

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

14. Shareholders’ equity (deficiency) (continued)

Share purchase warrants

The following table reflects the activity in warrants for the three months ended March 31, 2021 and the number of issued and outstanding share purchase warrants at December 31, 2020:

	Number of warrants December 31, 2020	Issued	Exercised	Number of warrants March 31, 2021	Price per warrant	Expiry date
					$
Issuance of units – September 28, 2018	3,448,276	-	3,448,276	-	0.58	Jan 28, 2021
Issuance of units – October 19, 2018	100,000	-	100,000	-	0.58	Feb 13, 2021
Issuance of units – May 15, 2019	1,355,500	-	292,500	1,063,000	0.85	May 15, 2021
Issuance of units – May 24, 2019	750,000	-	-	750,000	0.85	May 24, 2021
Issuance of units – June 19, 2019	500,000	-	-	500,000	0.85	Jun 19, 2021
Issuance of units – October 25, 2019	225,000	-	225,000	-	0.75	Oct 25, 2021
Issuance of units – November 10, 2020	1,677,275	-	991,652	685,623	4.50	Nov 10, 2022
Issuance of warrants – November 10, 2020	95,707	-	95,707	-	4.50	Nov 10, 2022
	8,151,758	-	5,153,135	2,998,623	1.68

¹ On March 10, 2021, the Company has delivered the Acceleration Notice to accelerate the expiry date of the warrants to April 14, 2021 issued on November 10, 2020

15. Supplemental disclosure of cash flow information

Net changes in non-cash components of operating working capital

	Three months ended March 31,
	2021	2020
	$	$

Decrease (increase) in:
Accounts receivable	(3,198,880)	(127,800)
Costs and profits in excess of billings on uncompleted contracts	508,729	(44,925)
Investment tax credits receivable	(26,650)	(70,313)
Deposits	(1,382,100)	(301,094)
Other assets	(2,811,894)	26,381

Increase (decrease) in:
Accounts payable and accrued liabilities	3,561,085	148,663
Billings in excess of costs and profits on uncompleted contracts	(2,658,774)	1,491,322
	(6,008,484)	1,122,234

15

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

16. Other information

The aggregate amortization of intangible assets expense for the three months ended March 31, 2021 was $6,780 (2020 - $6,813) and was recorded in cost of sales and services.

Depreciation on property and equipment amounted to $76,317 and depreciation on right of use assets amounted to $101,794 for the three months ended March 31, 2021 (2020 - $10,056 and $89,365 respectively) and is recorded in selling, general and administrative. Employee benefits totaled $2,893,901 in the three months ended March 31, 2021 (2020 - $1,492,034) and include share-based compensation of $922,340 (2020 - $70,867).

The Company has been awarded various grants during the three months period, which were recognized when they became receivable. The grants, received in Q1, 2021, are unconditional and amounted to $59,179 (2020 - $218,636). An amount of $59,179 (2020 - $206,136) was recorded as a reduction to the related expenses in research and development and an amount of $Nil (2020 - $12,500) was recorded as a reduction to the related expenses in selling, general and administrative.

17. Net finance costs:

	Three months ended March 31,
	2021	2020
	$	$
Finance costs
Interest and fees on convertible debentures	-	75,120
Interest accretion of convertible debentures	-	44,096
Interest on term loans	3,508	34,965
Interest on lease liabilities	45,981	63,235
Interest accretion on promissory notes	-	14,458
Penalties and other interest expenses	3,598	862
Net finance costs	53,087	232,736

16

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

18. Earnings (loss) per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Three months ended March 31,
	2021	2020
Weighted daily average of Common shares	161,221,511	142,285,283
Dilutive effect of stock options	6,103,135	-
Dilutive effect of warrants	2,310,829	-
Weighted average number of diluted shares	169,635,475	142,285,283
Number of anti-diluted stock options, warrants, compensation options, convertible debentures and convertible loans excluded from fully diluted earnings per share calculation	2,445,000	34,700,417

19. Related party transactions

During the three months ended March 31, 2021, the Company concluded the following transactions with related parties:

The Company entered into a lease agreement for rent of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. As at March 31, 2021 the carrying amount of the right-of-use asset and lease liabilities are $3,599,206 and $2,933,456, respectively (December 31, 2020 - $3,701,000 and $2,988,542).

An amount of $67,945 was charged by a trust whose beneficiary is the controlling shareholder and CEO for rent and property taxes (March 31, 2020 - $68,047 of rent and property taxes). A balance due of $13,316 (March 31, 2020 - $Nil) is included in accounts payable and accrued liabilities.

A balance due to the controlling shareholder and CEO of the Company amounted to $73,253 (December 31, 2020 - $72,188) for expense report, salary and vacation payables and is included in accounts payable and accrued liabilities as at March 31, 2021.

An amount of $Nil (March 31, 2020 - $4,413), of interest accretion was expensed in net financing costs related to the loan of $295,000 from the controlling shareholder and CEO of the Company. A balance due of $Nil is included in accounts payable and accrued liabilities.

As at March 31, 2021, an accretion amount of $Nil (March 31, 2020 - $5,360), were accrued on a convertible loan of $903,000 from a trust whose beneficiary is the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities.

The key management personnel of the Company are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

17

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

19. Related party transactions (continued)

	2021	2020
	$	$
Salaries –officers	241,559	262,670
Pension contributions	4,436	2,769
Fees – Board of Directors	33,500	44,000
Share - based compensation - officers	479,617	2,122
Share – based compensation – Board of Directors	172,216	62,241
Other benefits – officers	9,988	5,387
Total compensation	941,316	379,189

A balance of $57,748 of key management compensation, of the amounts noted above, is included in accounts payable and accrued liabilities as at March 31, 2021 (December 31, 2020 - $102,625).

20. Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at March 31, 2021 the following items are denominated in US dollars:

	March 31, 2021 CDN	December 31, 2020 CDN
	$	$
Cash	49,303	1,366,627
Accounts receivable	3,164,921	621,817
Accounts payable and accrued liabilities	(4,406,330)	(252,463)
Total	(1,192,106)	1,735,981

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

18

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

20. Financial instruments (continued)

Sensitivity analysis

At March 31, 2021, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss for the year ended March 31, 2021 would have been ($119,000) (December 31, 2020 – $174,000).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at March 31, 2021 represents the carrying amount of cash, accounts receivable and deposits.

Credit concentration

During the three months ended March 31, 2021, three customers accounted for 91% (March 31, 2020 – two customers for 78%) of revenues from operations.

	Three months ended March 31, 2021		Three months ended March 31, 2020
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	625,086	10	474,432	66
Customer 2	2,371,403	38	87,945	12
Customer 3	2,733,107	43	-	-

Total	5,729,596	91	562,377	78

Two customers accounted for 93% (December 31, 2020 – two customers for 69%) of trade accounts receivable with amounts owing to the Company of $3,160,252 (2020 - $1,211,177), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. The Company manages its credit risk by performing credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not generally require collateral or other security from customers on accounts receivable.

Fair value of financial instruments

Financial instruments are comprised of cash, accounts receivable, investments, deposits, accounts payable and accrued liabilities, term loans, long-term debt and convertible debentures. There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

19

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

20. Financial instruments (continued)

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 — inputs for the asset or liability that are not based on observable market data.

Investments in BGF shares are valued as at March 31, 2021 at quoted market prices and are classified as Level 1. Investments in BGF shares were valued as at December 31, 2018 based on a valuation technique that estimates a business' value based on a recent round of financing and were classified as Level 3.

Investments in HPQ shares are valued at quoted market prices and are classified as Level 1.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

Fair value of financial instruments - continued

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and term loans approximate their carrying amounts due to their short-term maturities.

The fair value of the long-term debt approximates their carrying amounts due to their recent issuance.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on the term loans and convertible debentures as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 25% as at March 31, 2021, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $10,679,000 (December 31, 2020 - $11,874,375).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future

20

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

20. Financial instruments (continued)

equity and / or debt issuances and to generate positive cash flows from operations (see note 1 (b)). The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Liquidity risk - continued

The following table summarizes the contractual maturities of financial liabilities as at March 31, 2021:

	Carrying value	Total contractual amount	Less than one year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	8,236,489	8,236,489	8,236,489	-	-	-
Term loans	112,612	194,230	14,389	46,340	62,824	70,677
Lease liabilities	2,933,456	3,185,821	351,867	2,830,459	3,495	-
	11,282,557	11,616,540	8,602,745	2,876,799	66,319	70,677

21. Contingent liabilities

The Company is currently a party to various legal proceedings and a tax authorities’ review. If management believes that a loss arising from these matters is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

21

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

22. Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and
b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The Company monitors its working capital in order to meet its financial obligations. For the three months ending March 31, 2021, the Company’s working capital was $27,867,016 (December 31, 2020 – $13,797,579).

The management of capital includes shareholders’ equity for a total amount of $72,122,309 (December 31, 2020 – $59,423,106) and debt of $112,612 (December 31, 2020 - $112,707).

Although there were no significant changes in the Company’s approach during fiscal 2020, the Company was able to retire its term loans and convert its convertible debentures to common shares. In order to maintain or adjust capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market.

23. Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors.

The Company’s head office is located in Montreal, Quebec. The operation of the Company is located in one geographic area: Canada. The following is a summary of the Company’s geographic information:

	Three months ended March, 31
	2021	2020
	$	$
Revenue from external customers
Canada	799,433	121,232
United States	2,593,965	33,713
Europe	20,042	962
Asia	-	475,057
Saudi Arabia	2,733,107	-
China	7,618	-
South America	110,338	87,944
	6,264,503	718,908

22

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

23. Segment information (continued)

The following is a summary of the Company’s revenue by product line:

	Three months ended March 31,
	2021	2020
	$	$
Sales of goods under long-term contracts	6,049,885	637,950
Sales of goods in point of time	214,618	59,995
Other revenues	-	20,963
	6,264,503	718,908

The Company has entered into long-term leases for premises, computer software, photocopier equipment and automobile. The minimum lease payments due over the next five years are as follows:

24. Subsequent events

On April 19, 2021, the Company announce that its cutting edge Additive Manufacturing (“AM”) NexGen™ Powder production line, incorporating all the improvements previously announced (increased production rate, lower CAPEX, lower OPEX, narrower particle size distribution) is now in place and producing powders. PyroGenesis’ game-changing NexGen™ Plasma Atomization System, with its production rate exceeding 25kg/h, has shattered all published plasma-atomized production rates for titanium known to management. As previously disclosed, there are several major top-tier aerospace companies, and OEMs, awaiting powders from PyroGenesis’ new, state of the art, NexGen™ production line. The Company will, over the next several weeks, perform a number of test-runs to confirm batch to batch consistency. The Company now expects to start delivering powders before the end of Q2 2021.

On April 20, 2021, the Company announced the signing of a qualification agreement (the “Agreement”) with a premier global aerospace company (the “Client”) for the production of metal powders. Under this Agreement, the Client will perform a standard qualification process typically required before a company can become an approved supplier. The process will, amongst other things, evaluate the Company’s manufacturing methods, test samples of powder for batch-to-batch consistency and determine mechanical and chemical properties. Subsequently, larger volumes of powder will be used to print test coupons to further evaluate mechanical and chemical properties. It is expected that testing with real parts under real time conditions would be in order before final acceptance. Upon passing all acceptance tests, the process will be locked down specifically for the Client, with no additional modifications permitted. Upon successful completion of the testing, PyroGenesis would expect to receive formal acceptance as an approved supplier. The qualification process has now formally commenced, and the first powder samples are expected to be delivered within the next several weeks.

On April 27, 2021, the Company announced that it had signed a binding Letter of Intent (“LOI”), which outlines the terms and conditions pursuant to which PyroGenesis would acquire AirScience Technologies Inc (“AST”) for $4.8MM (the “Purchase Price”). The LOI is binding on AST, but it is only binding on PyroGenesis if in its sole opinion, it is satisfied with the final due diligence currently in progress. The option to satisfy the Purchase Price in shares or cash is at the sole discretion of the buyer, and will only be made on, or about, final closing. AST is a Montreal-based company that designs and builds (i) gas upgrading systems (specifically from biogas to renewable natural gas, or “RNG”), (ii) Pyrolysis-Gas Purification, (iii)

23

PyroGenesis Canada Inc.

Notes to the Condensed Interim Financial Statements

For the periods ended March 31, 2021 and 2020

(unaudited)

24. Subsequent events (continued)

Coke-Oven Gas (“COG”) Purification as well as providing (iv) Biogas & Landfill-Gas Flares and Thermal Oxidizers.

Between April 30, 2021 and May 4, 2021, the Company redeemed 196,684 of its common shares for an amount of $1,383,240.

Between April 1, 2021 and May 14, 2021, the Company issued 1,743,348 common shares upon the exercise of 1,743,348 warrants for total proceeds of $3,965,116. The Company also issued 375,250 common shares upon exercise of 375,250 stock options for total proceeds of $257,883.

The global pandemic due to the novel coronavirus (COVID-19) is a situation that is constantly evolving, and the measures put in place are having multiple impacts on provincial, national and global economies. The overall effect of these events on the Company and its operations is too uncertain to be estimated at this time. The impacts will be accounted for when they are known and may be assessed.

24